United States securities and exchange commission logo





                            October 7, 2020

       Harry Simeonidis
       Chief Executive Officer and President
       GBS Inc.
       708 Third Avenue, 6th Floor
       New York, New York 10017

                                                        Re: GBS Inc.
                                                            Amendment No. 6 to
Registration Statement on Form S-1
                                                            Filed October 1,
2020
                                                            File No. 333-232557

       Dear Mr. Simeonidis:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 2, 2020 letter.

       Amendment No. 6 to Registration Statement on Form S-1

       Our Company, page 1

   1. We note your response to prior comment 3 and your disclosure that "the launch of the
                                                        Saliva Glucose
Biosensor, or "SGB" will now follow the SARS-CoV-2 Test." Please revise your disclosure
in this section to disclose, if true, that the company does not anticipate that any
material use of the proceeds from this offering will be used for the development of the
SARS-CoV-2 Test. Given your current negative working capital, and your response that you
will not use a material use or proceeds for that test, please also disclose how you intend
to develop this test.
 Harry Simeonidis
FirstName
GBS Inc. LastNameHarry Simeonidis
Comapany
October    NameGBS Inc.
        7, 2020
October
Page 2 7, 2020 Page 2
FirstName LastName
Summary Financial Data, page 11

2. We do not note any revised disclosure in response to prior comment 2. Please revise pro forma net loss per share and pro forma weighted average number of shares outstanding to reflect the mandatory conversion of Series A Convertible Preferred stock and convertible notes. Also, disclose the pro forma common shares outstanding as of the most recent balance sheet date to reflect the mandatory conversions, both here and on page 41.
Capitalization, page 41

3. Please reconcile for us the actual to pro forma additional paid-in capital. In this regard, we note the difference attributable to $5,133,706, but the remaining difference is not clear.
Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm, page F-3

4. We note that part of the audit report appears to be omitted from your filing. Please include a complete audit report in an amended filing.
Exhibits and Financial Statement Schedules, page II-4

5. Please file your financial statements, and each exhibit to your filing, in the proper text-
         searchable format. See Item 301 of Regulation S-T.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Michael Fay at (202) 551-3812 or Brian Cascio at (202) 551-3676 if
you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Geoff Kruczek at (202) 551-3641 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Manufacturing
cc:      Ralph V. De Martino, Esq.